Exhibit 99.B(h)(xix)

AMENDED AND RESTATED

EXPENSE LIMITATION/REIMBURSEMENT AGREEMENT

This Agreement is entered into as of the 26th day of September, 2013, as amended and restated August 31, 2017, by and between Choice Financial Partners, Inc. d/b/a EquityCompass Strategies (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf the Quality Dividend Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of the Fund’s operating expenses;

WHEREAS, the Adviser wishes to extend the term of the expense limitation/reimbursement agreement dated September 26, 2013 for an additional one year period to August 31, 2018;

NOW, THEREFORE, the parties agree as follows:

1.             Fee Reduction. The Adviser agrees that from the commencement of operations of the Fund through August 31, 2018, it will reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s total operating expenses, (excluding taxes, any class-specific fees and expenses, “Acquired Fund Fees and Expenses” (as defined in Form N-1A), dividend and interest expense on securities sold short, interest, extraordinary items, and brokerage commissions) do not exceed 0.99% (on an annual basis)of the Fund’s average daily net assets (the “Fee Cap”).

2.             Fee Recovery. If in any fiscal year in which this Agreement is still in effect and the Fund’s currently accrued operating expenses for such fiscal year are less than the Fee Cap for that fiscal year, the Adviser shall be entitled to recover from the Fund, in whole or in part as provided below, the advisory fees waived or reduced and/or Fund expenses reimbursed by the Adviser to the Fund pursuant to Section 1 hereof.  The total amount of reimbursement to which the Adviser may be entitled with respect to any fiscal year (“Reimbursement Amount”) shall equal the sum of all advisory fees previously waived or reduced by the Adviser and all Fund expenses reimbursed by the Adviser to the Fund, pursuant to Section 1 hereof, during any of the previous three (3) fiscal years, less any reimbursement previously paid by such Fund to the Adviser, pursuant to this Section 2, with respect to such waivers, reductions, and reimbursements during any of the previous three (3) fiscal years. The Reimbursement Amount shall not include any additional charges or fees whatsoever, including, e.g., interest accruable on the Reimbursement Amount.

3.             Term. This Agreement shall be effective from the date that the Fund commences operations and shall terminate on August 31, 2018, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing, provided that the Adviser may terminate this Agreement immediately upon a termination of or a failure to continue the Investment Advisory Agreement between the Trust, the Fund and the Adviser, dated September 26, 2013, by the Board of Trustees of the Trust.

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Executed as of the date first set forth above.

Choice Financial Partners, Inc. d/b/a EquityCompass Strategies

By:	/s/ Richard Cripps
Name:	Richard Cripps
Title:	CIO

FundVantage Trust, on behalf of Quality Dividend Fund

By:	/s/ Joel Weiss
Name:	Joel Weiss
Title:	President